Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES & AMEX: REE March 8,2011 Ref: 6-2011

Rare Element Appoints Jaye Pickarts as Chief Operating Officer to Advance the Bear Lodge Rare-Earths Project

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES and AMEX: REE) (the "Company") is pleased to announce the appointment of Mr. Jaye T. Pickarts, P.E.  as Chief Operating Officer (COO) of the Company. His principal focus will be to lead the technical team in advancing the Company’s Bear Lodge Rare-Earths Project, located in Wyoming, through the development phase and into production. Mr. Pickarts has provided metallurgical consulting advice to the Company for the past eight months and has been instrumental in coordinating the Company’s Scoping Study (Preliminary Economic Assessment), which was completed in November 2010. The Study provides an initial engineering development model and a preliminary economic analysis that will form the basis of a Preliminary Feasibility Study to be completed by year-end 2011.

The COO’s primary responsibilities will be to coordinate all of the following activities: mine planning, mineral processing and hydrometallurgical studies, environmental baseline assessment and permitting studies, other engineering studies, and completion of the Pre-feasibility Study. Successful completion of these studies with positive results will allow the project to advance to Feasibility Study stage and further the project’s development.

Mr. Pickarts is a metallurgical engineer with more than 25 years of project evaluation and operations experience in the metal mining industry.  Prior to his appointment as COO of Rare Element, he was the Senior Vice President and Director of Knight Piésold and Company in Denver, Colorado for 12 years, where he was responsible for successfully coordinating the completion of many feasibility studies and environmental permitting programs in the western United States and Internationally. Mr. Pickarts also has extensive experience in the planning, engineering and managing of diverse mining operations at major companies including Pegasus Gold Corporation, Brewer Gold Company, Texasgulf Minerals and Metals, Freeport McMoran Gold Company, and Kennecott Copper Corporation. He holds a B.S. in mineral processing engineering from Montana College of Mineral Science and Technology, and completed the Business Administration Graduate Program at the University of Nevada, Reno.  He is also a registered Professional Engineer in Colorado and Nevada and is a Qualified Professional (QP).

Commenting on today's announcement, Don Ranta, President and CEO of Rare Element, said, "The addition of a seasoned executive of Mr. Pickarts’ caliber represents another step in the advancement of our Bear Lodge project, and represents the Company’s commitment to maximizing shareholder value by striving to become one of the western hemisphere’s only rare-earths producers. Because of the critical importance of mineral processing and hydrometallurgy to the success of the Bear Lodge mine, an executive with expertise in these fields was sought after and chosen. Mr. Pickarts brings a great deal of experience and leadership to the Company in terms of mine evaluation, mine management, and project management. We look forward to having Jaye join Rare Element and assemble our development team."

The Company is moving forward rapidly to evaluate the potential economic viability of recovering rare-earth elements ("REE") in concentrate or in individual rare-earth oxides (“REO”) from the Bear Lodge rare-earth resources. Shortages of REE outside of China are occurring at the same time as demand is growing at nearly 10% per year for these elements in clean energy technology, high technology, and other applications where the REE are vital to these new technologies developed for more fuel efficient ("hybrid") automobiles as well as plug-in electric vehicles. Many hybrid cars use rechargeable nickel-metal-hydride (Ni-M-H) batteries that contain lanthanum along with electric motors and generators that require high-strength permanent magnets containing neodymium, praseodymium, dysprosium, and terbium. Europium is used in compact fluorescent and other fluorescent lighting as phosphors. Substantial quantities of all six of these REE would be produced by a mine at Bear Lodge, and the six would represent approximately 80% of the potentially saleable products’ value.

Rare Element Resources Ltd (TSX-V: RES & AMEX: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent lights, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies continue to be implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 681-4236 mbrown@rareelementresources.com .

Donald E Ranta, (604) 681-4326 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.